1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 • 6365 Fax (604) 684 • 8092
1 800 667 • 2114

December 2, 2005

Mr. Yong Choi
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Via EDGAR CORRESPONDENCE

RE:	ANOORAQ RESOURCES CORPORATION FORM 20-F FOR THE FOURTEEN MONTHS ENDED DECEMBER 31, 2004 FILED JULY 15, 2005 FILE NO. 001-31930 SUPPLEMENTAL RESPONSE DATED OCTOBER 27, 2005

Dear Mr. Choi:

We acknowledge receipt of your Second Comment Letter dated November 23, 2005 in respect of Form 20-F filed by Anooraq Resources Corporation (the "Company") for the 14-month fiscal year ended December 31, 2004. Your comments are in italics to the left, our responses to the right.

	Comment	Response

1.	Please file the amended Form 20-F for the fourteen months ended December 31, 2004 as soon as possible.	The amended Form 20-F/A was filed on Edgar this morning, December 2, 2005.

2.	Please be advised that your next annual report on Form 20-F should include audited financial statements for the transition period.	Agreed, our next annual report on Form 20-F or Form 40-F will include, as an exhibit, the audited financial statements for the period November 1, 2003 to December 31, 2003, which is the "transition period".

3.	Please remove the unaudited consolidated financial statements for the three months ended January 31, 2003.	This has been done, and Exhibit 15.8 has been amended accordingly.

We trust the foregoing will resolve your comments, appreciating that one of them will be dealt with in future filings. If you require any further information, please feel free to contact the writer at 604 684 6365.

Yours truly,
ANOORAQ RESOURCES CORPORATION

/s/ Paul Mann

Paul Mann, CA
Controller and Finance Manager

cc:	McCarthy Tetrault